FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 2, 2003

Commission File Number: 000-30932

REGUS PLC
(Translation of registrant’s name into English)

3000 Hillswood Drive
Chertsey KT16 0RS
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

REGUS PLC

INDEX TO EXHIBITS

Item

1.	Notification of Major Interests in Shares dated December 20, 2002
2.	Notification of Major Interests in Shares dated December 20, 2002
3.	Notification of Major Interests in Shares dated December 23, 2002
4.	Notification of Major Interests in Shares dated December 24, 2002
5.	Press release

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2003

REGUS PLC. By: /s/ Stephen Stamp Name: Stephen Stamp Title: Group Finance Director

Item 1

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Regus plc

Substantial Shareholdings

On 20 December 2002 we received notification in accordance with the Companies Act of the following:

Indigo Capital, LLC (“Indigo“) have acquired an interest in a further 6,000,000 shares of Regus plc resulting in a total holding of 47,000,000 shares, being 8.07% of the issued share capital of Regus plc.

Notes:

The total issued share capital of Regus plc is 582,193,517 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Advisor
Telephone: 01932 895138

Date of notification: 20 December 2002

Item 2

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Regus plc

Substantial Shareholdings

On 20 December 2002 we received notification in accordance with the Companies Act of the following:

Indigo Capital, LLC (“Indigo“) have acquired an interest in a further 5,400,000 shares of Regus plc resulting in a total holding of 52,400,000 shares, being 9.00% of the issued share capital of Regus plc.

Notes:

The total issued share capital of Regus plc is 582,193,517 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Advisor
Telephone: 01932 895138

Date of notification: 20 December 2002

Item 3

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Regus plc

Substantial Shareholdings

On 23 December 2002 we received notification in accordance with the Companies Act of the following:

Indigo Capital, LLC (“Indigo“) have acquired an interest in a further 9,000,000 shares of Regus plc resulting in a total holding of 61,400,000 shares, being 10.55% of the issued share capital of Regus plc.

Notes:

The total issued share capital of Regus plc is 582,193,517 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Advisor
Telephone: 01932 895138

Date of notification: 23 December 2002

Item 4

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Regus plc

Substantial Shareholdings

On 24 December 2002 we received notification in accordance with the Companies Act of the following:

Indigo Capital, LLC (“Indigo“) have acquired an interest in a further 5,000,000 shares of Regus plc resulting in a total holding of 66,400,000 shares, being 11.41% of the issued share capital of Regus plc.

Notes:

The total issued share capital of Regus plc is 582,193,517 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Advisor
Telephone: 01932 895138

Date of notification: 24 December 2002

Item 5

REGUS ANNOUNCES SALE OF STAKE IN UK BUSINESS

Group’s action is part of plan to improve long-term financial strength and address immediate working capital requirements

The Regus Group, the world’s largest provider of serviced offices, today announced the sale of a 58.0% stake in its profitable UK business to Rex 2002 Limited, a new company established by the Alchemy Investment Plan, for an estimated maximum consideration of £ 57 million.

Announcing the sale, Regus Group Chief Executive Mark Dixon commented: “This sale is part of Regus’s plan to improve the long-term financial strength of the Regus Group. In Alchemy Partners, our UK business has found a partner who understands the service-driven nature of our business and is committed to our vision for the Regus Group in the UK.

This sale of a stake in the Group’s profitable UK business will bring much needed funds into the Regus Group and allow us to continue the process of reorganisation required to bring the Regus Group back to profitability”.

Comprising 92 business centres across Britain, the UK business generated £129.4 million in revenue and £13.6 million in operating profit during the first nine months of 2002. It employs 556 people and serves approximately 20,000 customers from 4,500 businesses.

Under the agreement with Rex 2002 Limited, the UK business will continue to operate under the Regus Group brand and there will be no effect on the delivery of services to customers. Furthermore, this sale will have no impact on the Regus Group’s global strategy or its commitment to its international operations in 52 countries.

For the reasons set out below, the sale is not conditional on shareholder approval.

For further information, contact:

Stephen Jolly, Regus Group Communications	01932 895138

Alex Midgen, N M Rothschild & Sons	020 7280 5000

David Yates, Financial Dynamics	020 7269 7291

Richard Mountain, Financial Dynamics	020 7269 7291

INFORMATION ON THE SALE

—	The Regus Group is the world’s largest provider of serviced offices operating more than 400 business centres in 240 cities across 52 countries. Regus business centres provide businesses, both large and small, with access to fully equipped office workspaces on flexible terms. With more than 92,000 office workspaces worldwide, the Regus Group is also a market leader in providing meeting rooms, training facilities and public access videoconferencing studios.

—	The Regus Group has agreed to sell a 58.0% interest in its UK business to Rex 2002 Limited for a total estimated consideration of up to £57.0 million payable in cash (of which up to an estimated £15.0 million is in the form of contingent consideration).

Regus Group’s sale of stake in its UK business

—	The Regus Group’s UK business comprises Regus Business Services Limited, Regus (UK) Limited, Regus Business Centres (UK) Limited, Regus City Limited and Regus (Manchester) Limited which together undertake all of the Regus Group’s operations in the UK.

—	The sale will be effected through the sale of 58.0% of Regus Holdings (UK) Limited, a subsidiary incorporated on 11 October 2002 and which subsequently acquired the entire issued share capital of the subsidiaries listed above. The sale is expected to be completed by 31 December 2002.

—	The consolidated net assets of the Regus Group’s UK business were £10.0 million as at 30 June 2002. The consolidated revenue and operating profit before exceptional items for the year ended 31 December 2001, the date of the Regus Group’s most recently audited accounts, were, respectively £209.5 million and £46.4 million. Consolidated revenue and operating profit for the nine-month period ended 30 September 2002 were, respectively, £129.4 million and £13.6 million, based on unaudited Q3 2002 results.

Background

—	Save for this transaction, the Regus Group was expecting to incur a working capital funding shortfall in late December, estimated to be approximately £6.0 million at the Group level, principally due to the Regus Group’ s US subsidiary, which for 2002 to date is averaging approximately £2.0 million EBITDA loss per month, and forthcoming quarterly payments of approximately £18.5 million payable at the end of December 2002.

—	The Regus Group does not have any overdraft or debt facilities with which to bridge this funding shortfall. Despite efforts to arrange a short-term debt solution, none of the banks and other potential lenders approached were prepared to make available the facility required.

—	In parallel, the Regus Group has explored what the Directors believe are all alternative methods of raising finance and, in particular, has entered into discussions regarding the potential sale of a number of valuable assets and businesses. However, none of these potential sales would provide funds to finance the working capital shortfall within the necessary timeframe.

—	Having considered the options available and given the position set out above, the Directors consider that the only option is the substantial sale of 58.0% of the Regus Group’s UK business. Accordingly, the Directors believe that the sale of 58.0% of the Regus Group’s UK business on the terms outlined below is in the best interests of the Regus Group and its shareholders as a whole and that unless the disposal is completed before the start of January 2003, parts of the Regus Group will be unable to trade which is likely to result in the appointment of administrators.

—	As set out above, the Regus Group has been exploring a number of options, and negotiations between the Regus Group and Alchemy Partners were concluded once it became apparent that alternative sources of funding would not address the shortfall in the necessary timeframe. As a result, this has precluded the Regus Group from having the opportunity to seek shareholder approval before the funding shortfall arises.

—	Therefore, at the request of the Directors, the UK Listing Authority has permitted the Regus Group to enter into a sale agreement without shareholder approval, as the Regus Group has advised the UK Listing Authority that, for the reasons stated above, without such a waiver the Regus Group would be unable to meet its current financial obligations.

—	N M Rothschild & Sons Limited, the Company’s sponsor, confirms that the Regus Group is in severe financial difficulty and that it will not be in a position to meet its obligations as they fall due unless the sale takes place according to the proposed timetable.

Terms and Conditions of Sale

—	Pursuant to the Sale and Purchase Agreement entered into on 20 December 2002 the Regus Group has agreed to sell 58.0% of Regus Holdings (UK) Limited for an estimated maximum consideration of £57 million payable in cash as follows:

(a)	£16.3 million by way of subscription for new Regus Holdings (UK) Limited shares at completion;

(b)	£35.6 million for existing Regus Holdings (UK) Limited shares:

£25.6 million to be paid at completion; £10.0 million to be paid upon certification of Regus Holdings (UK) Limited EBITDA for 2002 of not less than £32.0 million after management fees; and

(c)	a further amount equal to 70% of the amount by which Regus Holdings (UK) Limited EBITDA for 2003 exceeds £28.0 million.

To the extent that Regus Holdings (UK) Limited EBITDA falls below the target in either of the latter two cases, the contingent consideration payable shall be reduced by the shortfall multiplied by 0.58.

—	To allow the Regus Group to continue to benefit from the performance of its United Kingdom subsidiary business, the sale has been structured to provide the Regus Group with a continuing long-term interest in Regus Holdings (UK) Limited through:

(a)	retention of 42.0% of Regus Holdings (UK) Limited;

(b)	pre-emption rights which allow the Regus Group certain rights to re-acquire interests which Rex 2002 Limited subsequently seeks to dispose of; and

(c)	rights to “tag along” in the event that Rex 2002 Limited disposes of all of its shares without the Regus Group exercising its pre-emption rights.

—	For clarification, no contractual arrangements have been put in place either for the Regus Group to sell its remaining 42% interest in its UK business to Rex 2002 Limited nor for Rex 2002 Limited to sell its 58% interest to the Regus Group at a later date.

Use of proceeds

—	As described above, the net proceeds from the sale will be primarily used to provide additional working capital for the Regus Group and the new UK business and as headroom for future cash requirements. In particular, it has become clear that the cost-cutting measures which have stabilised the Regus Group have not stemmed losses arising in the United States. As a result, the proceeds of the sale received by the Regus Group will also be used to enable the Regus Group to initiate a long-term solution for its operations in that region.

Current trading and prospects for the Regus Group

—	The Regus Group believes that the immediate shortfall in working capital is resolved by the sale of a stake in its UK business. As stated in its Q3 results announcement on 6 November 2002, the Regus Group confirms that its revenues have been and remain stable for three consecutive quarters and that its cost base remains firmly under control. The Regus Group’s forward order book remains strong. By 1 January 2003, including a full contribution from the UK, the Regus Group expects to have contracted more than half of next year’s budgeted workstation revenues. However, continuing losses in the United States mean that the Regus Group must continue to explore options for the restructuring of its operations in that region in order to return the Regus Group to sustained profitability. The Board has not yet determined the method of restructuring or the costs involved in such restructuring.

—	Looking into 2003, the Regus Group expects turnover to be down fractionally in Q1 while its cost base will be marginally lower. Overall, inquiries are stable and we expect to continue to increase our number of occupied workstations over time. However, we also expect pricing to remain under pressure at least for the foreseeable future.

Group working capital

—	Under the terms of the agreement with Rex 2002 Limited, the Regus Group will receive initial consideration of £25.6 million at completion in respect of the sale shares and up to a further £10.0 million upon the achievement of a 2002 EBITDA for Regus Holdings (UK) Limited of not less than £32.0 million after management fees. A further payment is receivable equal to 70% of the amount by which Regus Holdings (UK) Limited EBITDA for 2003 exceeds £28.0 million. To the extent payable, contingent consideration payments are expected to be received in March 2003 and March 2004 respectively. Further, under the terms of the agreement with Rex 2002 Limited, the UK business is expected to distribute no less than 50 per cent. of the free distributable profit from the UK business, subject to there being sufficient working capital retained in the UK business, and the Regus Group is entitled to receive 42 per cent. of any such distributions. Any cash distributions are expected to be made quarterly in April, July, October and January.

—	The Board is able to confirm that, provided the retained business achieves revenues for 2003 in excess of £270 million (which is in line with current budget and with the fact that 46% of workstation revenues is already contracted) and taking into account the proposed sale of the UK business (including the expected receipts of contingent consideration in full), the Regus Group will have sufficient working capital for its present requirements, that is for the next 12 months. It is important to note that achievement of the Regus Group’s revenue budget is dependent upon there being an increase in occupancy and flat revenue per occupied workstation compared to those levels achieved in the business over the last quarter. In addition, it assumes no change in budgeted sales as a result of the potential restructuring options described below.

—	The Board has set in train a series of other actions which are designed to ensure that the Regus Group will improve its working capital position for both its present and longer term requirements. The Board is working on plans to sell non-core assets and to restructure the Regus Group’s loss-making businesses especially in the US. The form of any restructuring is likely to include the reorganisation of the network, renegotiation of property leases and reduction of other controllable costs. The potential cash benefit, and initial costs, of any restructuring programme are difficult to quantify at this time and will depend, to some extent, on the co-operation of landlords and vendors.

N M Rothschild & Sons Limited, which is regulated by The Financial Services Authority, is acting for Regus plc and no one else in connection with the Sale and will not be responsible to anyone other than Regus plc for providing the protections afforded to customers of Rothschild nor for affording advice in relation to the Sale.

THE “SAFE HARBOR” STATEMENT UNDER THE US PRIVATE SECURITIES REFORM ACT OF 1995

This press release contains statements concerning the Group’s business, financial condition, results of operations and certain of the Group’s plans, objectives, assumptions, projections, expectations or beliefs with respect to these items. These statements are intended as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: the Group’s future cash flow and working capital position, the Group’s cost reduction programme, restructuring of unprofitable operations, expectations regarding sales, trading profit and growth, the Group’s possible or assumed future results of operations and/or those of the Group’s associates and joint ventures, capital expenditure, adequacy of capital and liquidity, financing plans, and those preceded by, followed by, or that include the words, “believe”, “expect”, “intend”, “plan”, “anticipate”, or similar expressions.

The Company cautions that any forward-looking statements in this press release may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this press release, including, without limitation, changes in the Company’s business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things, the nature of the serviced office market, the long-term nature of the Company’s lease commitments, its financing requirements, foreign exchange, risks of litigation, and other risks and uncertainties described in the Company’s filings with the Securities and Exchange Commission.

You should read the Company’s Annual Report on Form 20-F, which is available without charge at the internet site of the Securities and Exchange Commission (http://www.sec.gov), for more information regarding factors that could cause actual results and developments to differ from those expressed or implied by the forward-looking statements in this document.